SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(D)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

FREMONT MICHIGAN INSURACORP, INC.

(Name of Subject Company)

FREMONT MICHIGAN INSURACORP, INC.

(Names of Person Filing Statement)

Class A Common Stock, No Par Value Per Share

(Title of Class of Securities)

357365 10 5

(CUSIP Number of Class of Securities)

Richard E. Dunning

President and CEO

Fremont Michigan InsuraCorp, Inc.

933 East Main Street

Fremont, Michigan 49412

(231) 924-0300

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person Filing Statement)

Copies To:

John D. Pirich, Esq.

Phillip D. Torrence, Esq.

Honigman Miller Schwartz and Cohn LLP

Columbia Plaza

350 East Michigan Avenue, Suite 300

Kalamazoo, Michigan 49007

(269) 337-7702

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE

Contact: Richard Dunning

Fremont Michigan InsuraCorp, Inc.

933 E. Main

Fremont, Michigan 49412

231-924-0300

Fremont Michigan InsuraCorp, Inc. Board of Directors Rejects Unsolicited Takeover Offer

Fremont, Mich. — December 23, 2009 — Fremont Michigan InsuraCorp, Inc. (“Fremont”) (OTC BB: FMMH), a Michigan-exclusive property and casualty insurance carrier with headquarters in Fremont, Michigan, confirmed today that it has received an unsolicited proposal from the Steak n Shake Company seeking to acquire control of the Company. Fremont said that its Board of Directors met and, with the advice of its outside financial and legal advisors, considered the proposal. After its review of the proposal, the Board has unanimously concluded that the Steak n Shake proposal should be rejected and that execution of the Company’s current strategic plans represents a better long-term value for our shareholders.

“Our Board, management team, associates and agents are focused on continuing to grow our business and maximize the value of the Company, and we believe this hostile takeover attempt is not in the best interest of Fremont, our shareholders, our policyholders or the Fremont community,” said Richard E. Dunning, President and CEO of Fremont.

Philo Smith & Co. is acting as Fremont’s financial advisor and the law firm of Honigman Miller Schwartz and Cohn LLP is acting as Fremont’s legal advisor.

The tender offer proposed by Steak n Shake referred to in this release has not commenced. Fremont will file a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934 and holders of shares of Class A Common Stock are advised to read it when it becomes available as it will contain important information. Copies of the Schedule 14D-9 and other related documents filed by Fremont will be available free of charge on the SEC’s website at http://www.sec.gov. In addition, documents filed with the SEC by Fremont may be obtained free of charge by contacting Fremont’s investor relations department or on Fremont’s website at http://www.fmic.com. Any documents filed by Steak n Shake, including any registration statement on Form S-4 (which will include a preliminary prospectus) and related exchange offer materials as well as any Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

About Fremont

Fremont Michigan InsuraCorp, Inc. is the holding company for Fremont Insurance Company. Headquartered in Fremont, Michigan, the company provides property and casualty insurance to individuals, farms and small businesses exclusively in Michigan. Trading in Fremont Michigan InsuraCorp, Inc.’s common stock is reported on the OTC Bulletin Board (OTCBB) under the symbol “FMMH.”

Certain of the statements contained herein (other than statements of historical facts) are forward-looking statements. Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and include estimates and assumptions related to economic, competitive and legislative developments. These forward-looking statements are subject to change and uncertainty that are, in many instances, beyond the company’s control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect on Fremont Michigan InsuraCorp, Inc. For a list of factors which could affect the Company’s results, see the Company’s filings with the Securities and Exchange Commission, including “Item 1A. Risk Factors,” set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. There can be no assurance that future developments will be in accordance with management’s expectations so that the effect of future developments on the Company will be those anticipated by management.